CLOSING AGREEMENT

Agreement made as of the 27th day of January, 1999 between HEALTH RISK MANAGEMENT, INCL ("HRM") of Minneapolis, Minnesota and OXFORD HEALTH PLANS, INC. ("Oxford") of Norwalk, Connecticut. This Agreement is made in contemplation of the Closing under the Stock Purchase Agreement dated as of October 14, 1998 between the parties ("Stock Purchase Agreement") i.e., whereby HRM has purchased the stock of Oxford Health Plans (PA), Inc. ("PLAN") to be renamed HRM Health Plans (PA), Inc. All capitalized terms are as defined in the Stock Purchase Agreement unless otherwise defined herein.

The parties hereto agree as follows:

1. Leased Space; Consolidation. Oxford agrees that HRM and PLAN may continue to occupy the existing subleased space at the Curtis Center until March 31, 1999 on the same terms and conditions as now exist for such occupancy. Notwithstanding any prior arrangement by which PLAN occupied space at the Curtis Center, within 30 days of Closing HRM shall cause PLAN to withdraw all of PLAN's employees (if any), furniture, equipment and files to the HRM subleased area (or at most to not more than 2000 SF contiguous to such HRM leased area), leaving the remainder of the floor (except for the existing computer room and telephone system which may be left in their current locations, but no later than March 31, 1999) available to Oxford to sublease to others.

2. Price Reduction; Surplus Note Partial Assignment; Risk Assumption. Notwithstanding anything to the contrary in the Stock Purchase Agreement, the parties agree that HRM shall purchase only one-half of the Notes and Oxford shall retain ownership of one-half of the Notes. The Purchase Price shall be restated to $7,087,500 ($10,400,000 adjusted by $2,500,000 to reflect that Oxford is retaining $2,500,000 of the Notes, and $812,500 to reflect agreed upon adjustments for accounts receivable and dual product allocations). The Purchase Price shall be paid as follows: 1) $1,000,000 by application of the Deposit, and 2) $6,087,500 in cash as of Closing. Buyer has investigated the PLAN's accounts receivable and accepts the inherent risk of collection and lack of documentation and will be responsible for creating the PLAN's financial statements for both statutory and GAAP after Closing. HRM represents that it has investigated the claims of Omnia, Inc. and accepts all risks inherent in the contractual relationship Omnia, Inc. has with the PLAN. HRM specifically acknowledges that the warranties of
         Section 5.03 and 5.18 of the Stock Purchase Agreement are canceled.

3. Records. Oxford currently administers all of PLAN's commercial products and has stored in the ordinary course in its computer systems in Connecticut reserve information, claims history, billing and other related member information concerning PLAN's members ("Member Information"). Oxford agrees to continue to store the Member Information and to make the same available from time to time upon reasonable notice to HRM or PLAN (or their auditors and actuaries) for a period of up to five years from the date of Closing or such longer period of time as PLAN is required by applicable law to cause such information to be maintained. Oxford shall also cooperate with Peat Marwick to provide available information to enable Peat Marwick to audit PLAN financials on a GAAP basis for years prior to 1998. HRM shall be responsible for preparing and filing the 1998 PLAN tax returns and audit. Oxford shall turn over to HRM all the accounting records of the Plan or make the records available to HRM to satisfy audit, regulatory, tax and legal requirements as required from time to time. HRM will provide Oxford journal entries required for the year ended December 31, 1998 financial statements and Oxford will post to the general ledger and make all 1998 information available to HRM not turned over to HRM at Closing. All equipment has been inventoried and no further equipment transfers (excluding Oxford-On-Call equipment already tagged by the parties which is in the process of being moved) shall be made from the Philadelphia location without mutual agreement between the parties.

4.       Agreements. PLAN agrees to honor all of the agreements listed on
         Schedule 5.14 insofar as they relate to services for the benefit of PLAN, whether or not such agreements are, in whole or in part, with Oxford entities other than PLAN, and PLAN further agrees to indemnify and hold Oxford and its affiliates harmless from any liability or expense (including reasonable counsel fees) under such agreements related to services for the benefit of PLAN.

5. Membership Information. As soon as possible after Closing Oxford shall deliver to HRM a list of all PLAN commercial groups, including total membership by group and renewal rate.

6. Drug Rebates. To the extent Oxford receives future rebates from PCS for prescription costs allocable to PLAN's business, Oxford shall promptly remit such rebates to PLAN.

7. Negative Balances. Oxford shall provide to HRM promptly after Closing all detail which it has concerning all negative provider balances related to PLAN.

8. Common Provider Agreements. The parties recognize that certain physician and hospital provider agreements used for the benefit of both PLAN and Oxford's PPO and out-of-network POS businesses may be in either party's name and both parties agree to allow both PLAN and Oxford to use such contracts for each of their respective businesses after Closing.

9. Termination of Agreements. The parties hereto agree that all tax sharing agreements and all other agreements and understandings, whether oral or written, which may exist between Oxford Health Plans (PA), Inc., on the one hand, and Oxford Health Plans, Inc., or any of its affiliates, on the other hand are herewith terminated as of January 1, 1999 without further liability of any party thereto. This termination shall not affect any agreement delivered at the Closing under the Stock Purchase Agreement.

10. Additional Deposit; Effective Dates. An additional deposit of $300,000 has been previously delivered to Oxford by HRM. The effective date for the Dual Product Agreement and the Administrative Services Agreement shall be January 1, 1999. Oxford shall be compensated under the terms of those agreements after January 1, 1999 as well as by payments permitted under Section 8.05 of the Stock Purchase Agreement through the Closing Date; provided, however, that the compensation for January for administrative and management services is agreed to be a total of $294,778.

11. Cash, Investments and Affiliate Accounts. Attached as Exhibit B is a listing of bank accounts and investments balances per the bank and per the PLAN's books as of December 31, 1998 and January 15, 1999 and detail of payments made through the affiliate accounts (net) from November 1, 1998 through January 15, 1999 to affiliates of the PLAN and the total payments issued for claims for Medicaid, HMO and Dual Product for the same period. No additional transactions (other than payment of health claims in the ordinary course of business and the assignment of the advance to New Jersey providers to Oxford (NJ) in return for Oxford's payment of $250,0000 to PLAN) shall be made until Closing unless HRM has authorized such transactions. Banks shall be notified on the Closing Date that ownership has changed and accounts authorized signers have changed. Notwithstanding the foregoing, Oxford is authorized to draw Medicaid claims checks on PLAN's bank accounts in accordance with claim payment authorizations from PLAN delivered to Oxford prior to Closing.

12. Reinsurance Treaty. Oxford shall cause the PLAN to enter into a reinsurance treaty prior to Closing effective January 1, 1999 conditioned upon HRM acquiring the PLAN which shall cause $5 million advance ceding allowance to flow into the PLAN prior to Closing.


13. Re-Payment of Surplus Notes. PLAN will promptly issue replacement Notes to HRM and Oxford representing the $2,500,000 participation held by each. As soon as PLAN's 1998 financial statements are prepared and filed with the Pennsylvania DOI, PLAN agrees to use best efforts to seek permission for PLAN to repay the $2,500,000 of the Notes held by Oxford as soon as possible and prior to any payment on the $2,500,000 of the Notes held by HRM. PLAN also agrees to book interest from the Date of Closing on the $2,500,000 of the Notes held by Oxford, but not the $2,500,000 of the Notes held by HRM, in order that interest may be repaid to Oxford when approval is finally granted by the Pennsylvania DOI. In the event payment in full cannot be obtained, PLAN agrees to seek permission every six months for the repayment of the balance of the $2,500,000 of the Notes held by Oxford until they are repaid in full together with accrued interest.

         In witness whereof the parties hereto have executed this Closing Agreement as of the date first above written.

                                              OXFORD HEALTH PLANS, INC.

                                       By:
                                              Director, Services Development

                                              HEALTH RISK MANAGEMENT, INC.

                                       By:

                                              HRM HEALTH PLANS (PA), INC.

                                       By: